UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Cascade Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

147195-10-1

(CUSIP Number)

Robert C. Warren, Jr.

PO Box 20187

Portland, Oregon  97294-0187

(2201 NE 201st Avenue

Fairview, Oregon 97024-9718)

Telephone:  (503) 669-6300

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Kocher

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington  98104-1158

Telephone:  (206) 623-7580

March 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warren Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wendy Warren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed on behalf of Warren Holdings, LLC, a Washington limited liability company (“Warren Holdings”), and Robert C. Warren, Jr. and Wendy Warren, the managers of Warren Holdings, with respect to the beneficial ownership of shares of common stock, par value $0.50 per share (“Common Stock”), of Cascade Corporation, an Oregon corporation (the “Company”).  This Amendment No. 3 amends the original Schedule 13D filed with the Commission by the reporting persons on December 27, 2010 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 filed with the Commission on June 16, 2011 and Amendment No. 2 filed with the Commission on October 26, 2012 (as so amended, the “Schedule 13D”).  This Amendment No. 3 amends Items 4 and 5 as set forth below.

This Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 22, 2012, the Company, Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), and Industrial Components and Attachments II, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (“Merger Agreement”).

On Wednesday, March 27, 2013, the tender offer (the “Offer”) by Purchaser to purchase all of the Company’s outstanding shares of Common Stock at a price of $65.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, expired.  A total of 10,276,861 shares of Common Stock were validly tendered and not withdrawn, representing approximately 91.8% of the outstanding shares of Common Stock.

On March 28, 2013, Purchaser exercised its Top-Up Option (as defined in the Merger Agreement) to purchase shares issued by the Company in an amount enabling Purchaser and Parent to effect a “short-form” merger pursuant to applicable laws of the state of Oregon and the state of Delaware.  As a result of the merger, each outstanding share of Common Stock not tendered in the Offer was cancelled and converted into the right to receive a cash payment in an amount equal to the Offer Price.  As a result of the purchase of shares of Common Stock held by the Reporting Persons in the Offer and the completion of the merger, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)  As a result of tendering their shares of Common Stock pursuant to the Offer and the subsequent merger, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.

(b)  As a result of tendering their shares of Common Stock pursuant to the Offer and the subsequent merger, the Reporting Persons do not have, and may not be deemed to have, any voting or dispositive powers with respect to shares of the Common Stock.

(c)  The Reporting Persons have not engaged in any transactions in Common Stock during the last sixty (60) days, except as described in this Amendment No. 3.

(e)  March 28, 2013.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1. Joint Filing Agreement, dated as of December 23, 2010, filed with the Original Schedule 13D and incorporated by reference into this Item 7.

CUSIP No. 147195-10-1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2013

WARREN HOLDINGS, LLC

	By:	/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.
Manager

ROBERT C. WARREN, JR.

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

WENDY WARREN

/s/ Wendy Warren
Wendy Warren

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)